January 25, 2024

United States Securities

 and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, D.C. 20549

Attn: Claudia Rios

Re: Sky Quarry Inc.

Amendment No. 1 to Offering Statement on Form 1-A

File No. 024-12373

Dear Ms. Rios:

The following responses are being provided on behalf of Sky Quarry Inc. (the “Company”) in response to your comment letter dated January 16, 2024, regarding the above-listed Offering Statement on Form 1-A (the “Offering Statement”). For your convenience, we have summarized the Staff’s comments in bold and italics followed by our response. Defined terms used but not otherwise defined herein have the meanings given to those terms in the Offering Statement.

Concurrently with the submission of this response letter, the Company has filed an Amendment No. 1 to the Offering Statement reflecting changes thereto in response to your comments.

Offering Statement on Form 1-A

Cover Page

1.You state in footnote 1 that you intend to “register” the agent warrants and the shares exercisable upon exercise of the warrants as part of this offering. The timing of the issuance of such warrants is unclear, particularly insofar as it appears to be based on the number of shares sold in the offering. You also indicate in the principal Form 1-A filing that “3636364” shares are being offered. However, you do not list the warrants or warrant shares at the top of the offering circular cover page or provide detailed disclosures elsewhere in the filing. Please provide consistent disclosure. For example, clarify whether you are seeking to qualify the warrants and the shares underlying the warrants.

U.S. Securities and Exchange Commission

January 25, 2024

Re: Sky Quarry Inc.

File No. 024-12373

In response to this comment, the Cover Page was updated to add the Agent Warrants and the shares of common stock underlying the exercise of the Agent Warrants, both in the text and in the table. In addition, language was added to clarify that the Agent Warrants would be issued at the closing of the Offering. In the Plan of Distribution, the defined term was modified to conform with the Cover Page. Finally, the principal Form 1-A filing was updated to reflect the updated numbers.

2.Similarly, ensure that the opinion filed as exhibit 12 addresses all offered securities covered by the Form 1-A offering. That opinion also currently refers to “the Securities and the common stock into which the Securities may convert,” without explaining that reference in the context of the definition provided earlier in the opinion. Please obtain and file an opinion which clearly addresses the offered securities.

In response to this comment, the opinion has been revised and re-filed.

Exchange Listing, Page II-28

3.You disclose that you have submitted an application to list your common stock on the Nasdaq Capital Market. Please revise your offering circular to include a summary of the listing requirements. Please also prominently disclose any material requirements for initial listing that you do not currently meet, and disclose how and when you anticipate satisfying them.

In response to this comment, the following risk factor was added:

Our initial listing application for our Common Stock may not approved by Nasdaq.

Approval of our initial listing application for our Common Stock by Nasdaq will be subject to, among other things, our fulfillment of the following conditions: (i) the Offering is completed and closed; and (ii) we have raised a sufficient amount of equity necessary to qualify for the minimum equity requirements necessary to list our Common Stock on Nasdaq. Currently we are endeavoring to satisfy the standard for admission on Nasdaq requiring $5 million in stockholders’ equity and $15 million market value of publicly held shares of Common Stock. If we fail to meet the minimum requirements for initial listing on Nasdaq, we may apply to have our common stock traded on another platform. There is no assurance that our Common Stock will ever be listed on Nasdaq or that we will be able to comply with such applicable initial listing standards. Failure to have our Common Stock listed on Nasdaq would make it more difficult for our stockholders to dispose of our Common Stock and more difficult to obtain an accurate price of our Common Stock. Our ability to issue additional securities for financing or other purposes, or otherwise to arrange for any financing we may need in the future, may also be materially and adversely affected if our Common Stock is not traded on a national securities exchange.

In addition, the following disclosure was added to The Offering section:

In order to list our common stock on the Nasdaq Capital Market there are certain minimum listing requirements that we are required to meet. Upon completion of this Offering, we believe that we will meet all of the listing requirements set forth in Nasdaq Stock Market Rule 5505(a), the “Equity Standard”,  which requires us to meet the following minimum requirements at the time of listing: (i) $5,000,000 in Stockholders’ Equity, (ii) $15,000,000 in Market Value of Unrestricted

U.S. Securities and Exchange Commission

January 25, 2024

Re: Sky Quarry Inc.

File No. 024-12373

Publicly Held Shares, (iii) two (2) year Operating History, (iv) 1,000,000 Unrestricted Publicly-Held Shares, (v) 300 Unrestricted Round Lot Holders of the Company’s shares, (vi) three (3) Market Makers, and (vii) $4.00 Bid Price. We currently meet the requirements of (iii), (iv) and (v) above, and upon completion of this Offering, we believe that we will meet the requirements of (i), (ii), (vi) and (vii) set forth above, meeting all of the quantitative listing requirements required to list our common stock on the Nasdaq Capital Market.

4.In addition, you indicate that your common stock will not commence trading on the Nasdaq Capital Market until, among other things, this offering is terminated. Provide consistent disclosure on the cover page, at page 9, and in this section regarding the timing of the application, listing, and commencement of trading. The other disclosures appear to leave open the possibility that trading on the Nasdaq Capital Market could commence as early as the qualification of this offering on Form 1-A.

In response to this comment, the disclosure throughout has been revised to make clear that we will not obtain a Nasdaq listing until after this Offering is terminated.

Compensation of Executive Officers and Directors, page II-59

5.Please provide updated director and executive officer compensation for your last completed fiscal year. See Item 11 of Part II of Form 1-A.

In response to this comment, the compensation tables for both officers and directors have been updated to reflect the year ended December 31, 2023.

Thank you for your time and attention to this matter.

Sincerely,

/s/ Brian A. Lebrecht

Clyde Snow & Sessions, PC